Exhibit 12
MARRIOTT INTERNATIONAL, INC. (“Marriott”)
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended
($ in millions, except ratio)	March 31, 2014	March 31, 2013
Income before income taxes	$231	$201
Earnings related to equity method investees	(2)	—
	229	201
Add/(deduct):
Fixed charges	52	58
Interest capitalized	(7)	(9)
Distributed income of equity method investees	1	2
Earnings available for fixed charges	$275	$252
Fixed charges:
Interest expensed and capitalized (1)	$37	$40
Estimate of interest within rent expense	15	18
Total fixed charges	$52	$58
Ratio of earnings to fixed charges	5.3	4.3

(1)	“Interest expensed and capitalized” includes amortized premiums, discounts, and capitalized expenses related to indebtedness.
Exhibit 12